Giovanni Caruso	Direct	212.407.4866
Partner	Main	212.407.4000
345 Park Avenue	Fax	212.937.3943
New York, NY 10154	gcaruso@loeb.com

Via Edgar

December 7, 2018

Edward M. Kelly
Division of Corporation Finance Office of
Manufacturing and Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chardan Healthcare Acquisition Corp.
Draft Registration Statement on Form S-1
Filed on November 26, 2018
File No. 333-228533

Dear Mr. Kennedy:

On behalf of our client, Chardan Healthcare Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 4, 2018 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Edward M. Kelly December 7, 2018 Page 2

Registration Statement on Form S-1 filed November 26, 2018

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard 3101.

Response: The report of independent registered public accounting firm has been revised in accordance with the Staff’s comment.

Note 8. Subsequent Events , page F-14

2.	Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Response: The disclosure on page F-14 has been revised in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner